Exhibit 99.1

CannTrust Reports Financial Results for Q4 2018

VAUGHAN, ON, March 28, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) today released its financial results for the fourth quarter and year ended December 31, 2018.

“The CannTrust team has delivered remarkable growth in the fourth quarter of 2018. We achieved record sales volume, record revenue and our medical patient count continues to increase, reflecting the quality of our products and customer service,” said Peter Aceto, Chief Executive Officer.

“We expect the trajectory of revenue growth to continue in 2019 as we bring additional capacity online through our Phase 2 expansion, realize the potential of investments we have made into training and crop yield optimization, implement targeted price increases and distribute our products to more and more consumers. Additionally, CannTrust expects to take bold action to achieve leadership in growing cannabis outdoors. We have entered into Letters of Intent to secure approximately 200 acres of land, which we estimate will add an additional 100,000kg to 200,000kg of production in 2020, subject to regulatory approvals. In combination with our Phase 3 expansion, we estimate our annual production capacity target to be between 200,000kg and 300,000kg. We also plan to become an early-mover in vaporization products and develop further partnerships to bring innovative products to market. These initiatives are the result of thoughtful and calculated work the Company has performed in assessing its growth strategy. This is truly a very exciting time for CannTrust,” continued Mr. Aceto.

Fourth Quarter 2018 Highlights

•	CannTrust reported record revenue of $16.2 million, a 132% increase from the fourth quarter of 2017.

•	Active patient count increased to 58,000, up from 37,000 at the end of the prior year, an increase of 57%.

•	The Company sold 3,407kg of dried cannabis equivalent, a 4.5x increase from 758kg in the fourth quarter of 2017.

•	Cash costs per gram decreased to $2.94 from $5.16 in the fourth quarter of 2017.

•	CannTrust was voted Top Licensed Producer of the year and received six other service and product awards at the 2018 Canadian Cannabis Awards.

•	The Company closed the purchase of a 19.4 acre property on land adjacent to its Perpetual Harvest Facility in the Town of Pelham, which will be used to construct its Phase 3 expansion and bring total production capacity to 100,000kg per year upon its completion.

Fourth Quarter and Year Ended 2018 Financial Summary

Selected Information

(CDN $000's, except per share amounts and unless otherwise noted)

	Three months ended		Year ended
	December 31		December 31
	2018	2017	2018	2017
	$	$	$	$
Financial Data
Net revenue	16,166	6,983	45,645	20,698
Gross profit before unrealized gain on changes in the fair value of biological assets	5,677	2,406	25,955	13,018
Gross margin before unrealized gain on changes in the fair value of biological assets	35%	34%	57%	63%
Net (Loss) Income	(25,522)	6,253	(13,554)	6,885
Earnings per share (basic)	(0.26)	0.08	(0.14)	0.09
Earnings per share (diluted)	(0.26)	0.08	(0.14)	0.09
Cashflows used in operations	(7,977)	924	(20,447)	(502)
Adjusted EBITDA(1)	(8,547)	(851)	(7,181)	2,778

Operating Statistics:
Canadian Medical
Dried cannabis sold (grams)	377,920	296,200	1,387,945	1,026,870
Average Revenue per gram(3)	$7.10	$8.14	$8.02	$8.31
Total dried cannabis equivalent sold from extracts (grams)(2)	1,639,025	461,469	3,984,132	1,206,349
Average Revenue per gram of cannabis equivalent from extract sales(3)	$4.29	$9.34	$5.76	$9.39
Wholesale(4)
Dried cannabis sold (grams)(2)	1,286,093	-	1,724,324	-
Average Revenue per gram(3)	$4.24	-	$4.67	-
Total dried cannabis equivalent sold from extracts (grams)(2)	103,899	-	154,659	-
Average Revenue per gram of cannabis equivalent from extract sales(3)	$3.86	-	$5.02	-
Cost of Sales per gram sold(1)	$3.08	$6.04	$2.72	$3.44
Cash Cost per gram sold(5)	$2.94	$5.16	$2.45	$2.88

Notes:
(1) The terms Adjusted EBITDA, and Cash Cost per gram do not have any standardized meanings under IFRS and therefore it may not be comparable to similar measures presented by other companies. A discussion of Adjusted EBITDA and Cash Cost per gram and a reconciliation to IFRS measures is contained in CannTrust’s MD&A for the year and fourth quarter ended December 31, 2018 under the section “Non-IFRS Measure and Reconciliation”.

(2) Wholesale revenue includes goods and services sold to international markets, the Canadian recreational market and to third party Licensed Producers.

Net revenue for the fourth quarter of 2018 increased to $16.2 million from $7.0 million in the fourth quarter of 2017. The increase in revenue was attributable to increased sales volumes primarily due to the continued growth in the Company's medical patient base and sales derived from the recreational market in Canada. The growth in sales volume was partially offset by the absorption of excise taxes on our medical products beginning in the fourth quarter of 2018, which impacted revenue by $0.9 million.

Gross profit before changes in fair value of biological assets increased to $5.7 million in the fourth quarter of 2018 from $2.4 million in the prior year, reflecting growth in medical and recreational revenue. Gross margin before fair value changes to biological assets declined from 69% in the third quarter of 2018 to 35% in the fourth quarter, as a result of absorption of the excise tax on medical sales, lower pricing on wholesale sales and the impact of not yet operating at full production capacity during the quarter.

Adjusted EBITDA declined to a loss of $8.5 million in the fourth quarter of 2018, compared to a loss in the comparable period of the prior year of $0.9 million. During the quarter, the Company made deliberate investments in operating expenses in support of its growth efforts. Specifically, these investments included marketing costs to support the launch of four recreational brands, personnel to advance product innovation and our international strategy, and costs in preparation of the Company’s listing on the New York Stock Exchange.

As at December 31, 2018, CannTrust remained in a strong financial position with $72.0 million in cash and short term investments, and a working capital position of $111.6 million.

Events Subsequent to Year End 2018

•	The Company obtained all necessary permits from the Town of Pelham for the construction of its 390,000 square foot Phase 3 expansion.

•	Greg Guyatt was appointed Chief Financial Officer.

•	The Company’s common shares began trading on the New York Stock Exchange under the ticker symbol “CTST”.

•	CannTrust was included in the TSX Composite Index.

•	Entered into Letters of Intent to secure approximately 200 acres of land through purchase and lease. The Company plans to use this land for outdoor harvest of cannabis using its proprietary genetics. These transactions are expected to close in the second quarter of 2019, subject to customary closing conditions.

•	Made capital investments to enhance the Company’s extraction equipment, which the Company believes will triple its annual capacity.

Outlook

CannTrust expects to continue to make investments in a disciplined and deliberate manner to position the Company to take advantage of future opportunities, both domestically and internationally. The Company continues to invest in people, process, technology and marketing, and is developing innovative products for the expected legalization of the edibles market in Canada later in 2019. These products include vape pens, beverages and confectionaries. CannTrust is also making strategic investments into its capacity to prepare for expected increases in demand for its products. The Company believes it will be a leader in outdoor growing capability, which will leverage its proprietary genetics and has the potential to accelerate the Company’s low-cost production advantage.

The completed Phase 2 expansion of the Perpetual Harvest Facility is expected to increase production capacity to 50,000kg on an annualized basis. With this increased production capability, the Company believes revenue will increase significantly in 2019 compared to the 2018 full year results, with revenue growth accelerating throughout the year starting in the second quarter of 2019. The Company is positioned to receive all necessary regulatory approvals to support this planned growth. In addition, having obtained all necessary permits from the Town of Pelham for the construction of its Phase 3 expansion, the Company continues to expect its Perpetual Harvest Facility capacity to reach 100,000kg on an annuallized basis in the second half of 2020.

Driving further capacity enhancement for primarily extraction-based products, CannTrust’s outdoor growing initiatives are targeted to deliver material future revenue contributions as early as 2020. The Company estimates the production from this initiative to result in an additional 100,000kg to 200,000kg of cannabis in 2020 subject to regulatory approvals.

CannTrust’s investments into people, process, technology and marketing are expected to impact near-term profitability as the Company continues to scale. These are calculated investments that the Company expects will result in increasing yields, lower cost per gram and the advance of the Company’s brand and strategic initiatives. In the first quarter of 2019, adjusted EBITDA is expected to remain consistent with the fourth quarter of 2018. Profitability is expected to improve following the full realization of the increased operational capacity of the Phase 2 expansion. As the Phase 2 expansion contributes to positive operating leverage, the Company is targeting a return to profitability. CannTrust expects that its gross margin before fair value changes to biological assets should increase throughout 2019 as the Company increases its production levels and gains production efficiencies.

Conference Call Details

The Company will hold a conference this morning at 8:00AM ET to discuss the financial results and provide investors with key business highlights. The call will be hosted by Peter Aceto, Chief Executive Officer, and Greg Guyatt, Chief Financial Officer.

Date: March 28, 2019 │ Time: 8:00AM ET

Participant dial-in: (+1) 416 764 8609 or (+1) 888 390 0605

Conference ID: 41347163

Listen to the webcast:

https://event.on24.com/wcc/r/1959823/EE67F27D426445C606A84C145664F6BD

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada, and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 67,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility in Pelham, Ontario, has been permitted to construct another 390,000 sq. ft. facility in Pelham, and prepares and packages its product portfolio at its 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through a strategic partnership with Cannatrek Ltd. in Australia and a joint venture with STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada, for recreational distribution in Canada. CannTrust is committed to research and innovation through partnerships with McMaster University in Ontario and Gold Coast University in Australia, which were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

For more information, please visit www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
Tel: 1-888-677-1477	416-467-5229
media@canntrust.ca	investor@canntrust.ca